

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Mahesh Karande
Chief Executive Officer
Omega Therapeutics, Inc.
20 Acorn Park Drive
Cambridge, MA 02140

      Re: **Omega Therapeutics, Inc.**
                Registration Statement on Form S-1
                Exhibit Nos. 10.12, 10.13, 10.14, 10.15 and 10.16
                Submitted July 9, 2021
                File No. 333-257794

Dear Mr. Karande:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                          Sincerely,

                                          Division of Corporation Finance